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                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                         SCHEDULE 13D


           Under the Securities Exchange Act of 1934
                     (Amendment No. ____)*

                  National Picture & Frame Co.
                       (Name of Issuer)

                             Common
                  (Title of Class of Securities)

                           637152109
                        (CUSIP Number)

Peter B. Foreman              Sirius Corp.        (312) 443-5240
                    225 W. Washington St., Suite 1650
                           Chicago, IL  60606

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            1/25/94
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
                                                  SEC 1746 (12-91)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                       SCHEDULE 13D


CUSIP No. 637152109                          Page 1 of 6 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Hesperus Partners Ltd.
     36-2935432

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          Not applicable                                    (a) []

                                                            (b) []

3    SEC USE ONLY


4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                              []
     Not applicable

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Illinois limited partnership

 NUMBER OF     7    SOLE VOTING POWER
  SHARES
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY          597,500
   EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
PERSON WITH
               10   SHARED DISPOSITIVE POWER
                    597,500

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     597,500

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                      []

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.56

14   TYPE OF REPORTING PERSON*
     PN
             *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE,
             AND THE SIGNATURE ATTESTATION.       1 of 6
                      SCHEDULE 13D


CUSIP No. 637152109                     Page 2 of 6 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Sirius Corporation
     36-3167859

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     Not applicable                                         (a) []

                                                            (b) []

3    SEC USE ONLY


4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                              []
     Not applicable

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Illinois corporation

 NUMBER OF     7    SOLE VOTING POWER
  SHARES
BENEFICIALLY   8    SHARED VOTING POWER
 OWNED BY           597,500
   EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
PERSON WITH
               10   SHARED DISPOSITIVE POWER
                    597,500

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     597,500

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                      []

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.56

14   TYPE OF REPORTING PERSON*
     CO
            *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE,
                AND THE SIGNATURE ATTESTATION.              2 of 6
                         SCHEDULE 13D


CUSIP No. 637152109                     Page  3 of 6 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Sirius Partners, L.P.
     36-3924079

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     Not applicable                                         (a) []

                                                            (b) []

3    SEC USE ONLY


4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                              []
     Not applicable

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Illinois limited partnership

 NUMBER OF     7    SOLE VOTING POWER
  SHARES
BENEFICIALLY   8    SHARED VOTING POWER
 OWNED BY           597,500
  EACH
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH
               10   SHARED DISPOSITIVE POWER
                    597,500

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     597,500

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                      []

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.56

14   TYPE OF REPORTING PERSON*
     PN
             *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE,
                  AND THE SIGNATURE ATTESTATION.            3 of 6
INSTRUCTIONS FOR COVER PAGE

Item 1    Security and Issuer:

          Common stock, $.01 Par Value (the "Shares")
          National Picture & Frame Co.
          1500 Commerce St.
          Greenwood, MS  38930

Item 2    Identity and Background:
          Hesperus Partners Ltd. ("Hesperus")
               Hesperus is an Illinois limited partnership
          Sirius Partners L.P. (the "General Partner")
               The General Partner is an Illinois limited partnership
          Sirius Corporation ("Sirius")
               Sirius is an Illinois corporation
          Sirius is the general partner of the General Partner which is the general partner of Hesperus, a private investment fund.

          225 W. Washington Street.
          Suite 1650
          Chicago, IL  60606

Item 2(d)

          None of Sirius, Hesperus, the General Partner, any officer or director of the General Partner have been convicted in a criminal proceeding during the last five years (excluding minor traffic violations or similar misdemeanors).

Item 2(e)

          None of Sirius, Hesperus, the General Partner, any officer or director of the General Partner have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3    Source and Amount of Funds or Other Consideration:

          Investors' capital contributions

Item 4    Purpose of Transaction:

          The securities purchased were strictly for investment purposes.


Items 5(a)-(e)

          Interest in Securities of the Issuer

Item 5(a)

          Hesperus is the beneficial owner of 597,500 Shares, which is 12.56% of the 4,755,555 outstanding Shares of the Company as of June 10, 1994. Sirius controls the General Partner, which in turn controls Hesperus. Mr. Peter B. Foreman controls Sirius. Mr. Foreman is a United States citizen.

Item 5(b)

          Hesperus, by virtue of its beneficial ownership of the Shares holds the power to dispose of 597,500 Shares. Hesperus has the power to vote the foregoing Shares. Sirius generally does not have the power to vote any of the foregoing Shares, except in its capacity as general partner of the General Partner. Mr. Peter B. Foreman controls Sirius. Mr. Foreman is a United States citizen. Sirius may act in its capacity as general partner of the General Partner in connection with voting the Shares.

Item 5(c)

          During the sixty (60) days preceding the date hereof, Hesperus entered into the following transactions:

          6/7/94 Purchased 298,800 Shares at 8.000 per share

Item 5(d)

          Hesperus has the power to direct the receipt of dividends from, or the proceeds from the sale of Shares.

Item 5(e)

          Not applicable

Item 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          Not applicable

Item 7    Material to be filed as Exhibits

          Not applicable

                           * * * * * * *

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 10, 1994

                              Sirius Corporation for itself
                              and as general partner, for
                              Sirius Partners L.P.



                              By:
                                   Peter B. Foreman
                                   President

                              Sirius Partners L.P., for
                              itself and, as general partner,
                              for Hesperus Partners, Ltd.



                              By:
                                   Peter B. Foreman
                                   President